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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 0-22102

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [ X ] Form 10-QSB
             [ ] Form N-SAR

For Period Ended:    June 30, 1997
                  --------------------

[  ] Transition Report on Form 10-K       [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F       [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:  Not Applicable
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         Read attached instruction sheet before preparing form. Please print or type.
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the  notification  relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:      Not Applicable
                                                         ----------------------

                         Part I. Registrant Information

Full name of registrant   Global Pharmaceutical Corporation
                         ------------------------------------------------------

Former name if applicable   Not Applicable
                          -----------------------------------------------------

Address of principal executive office  (Street and number):
                                                   Castor & Kensington Avenues
                                                  -----------------------------

City, State and Zip Code:  Philadelphia, PA 19124
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                        Part II. Rule 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
        has been attached if applicable.
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                               Part III. Narrative

         State below in reasonable detail the reasons why the Form 10-K, 11-K, 20F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company is in the process of completing financial materials integral to its financial statements for the quarter ended June 30, 1997. The Company expects that it will complete such materials and financial statements prior to the fifth calendar day after the due date of the report.

         For the reasons set forth above, the Company's inability to file timely its quarterly report on Form 10-QSB for the quarter year ended June 30, 1997 could not be eliminated by the Company without unreasonable effort or expense. The Company intends to file the subject quarterly report on Form 10-QSB no later than the fifth calendar day after the due date of the report.











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                           Part IV. Other Information

         (1) Name and telephone number of person to contact in regard to this notification

   Cornel C. Spiegler                  (215)                   289-2220
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        (Name)                      (Area code)           (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).



                                                              [ X ] Yes [ ] No
         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [ ] Yes [ X ] No
         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.







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                        GLOBAL PHARMACEUTICAL CORPORATION
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                  (Name of registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: August 13, 1997                       By: /s/ Cornel C. Spiegler
                                               --------------------------------
                                                Cornel C. Spiegler
                                                Chief Financial Officer and
                                                Vice President - Administration


                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).